July 18, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Concho Resources Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 5, 2007 File No. 333-142315
Dear Ms. Parker:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated July 13, 2007 and July 17, 2007, both with respect to the Company’s Amendment No. 2 to Form S-1 filed with the Commission on July 5, 2007, File No. 333-142315 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.
RESPONSES TO COMMENT LETTER DATED JULY 13, 2007
Form S-1/A-2 filed July 5, 2007
Financial Statements, page F-1
Pro Forma Financial Statements, page F-62
1.	Explain to us how the number of shares used in the pro forma as adjusted basic and diluted earnings (loss) per share has been calculated.
Response:
We have revised the Registration Statement to include the 13,332,881 shares being issued by the Company in the as adjusted weighted average shares total, which is used in calculating pro forma as adjusted earnings per share. Please see our revised Notes B and C on page F-67 of Amendment No. 3 and the pro forma income statement for each period presented for a description and illustration of the pro forma and pro forma as adjusted earnings per share calculations.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 18, 2007

2.	We note that you have presented unaudited pro forma combined statements of operations for the year ended December 31, 2006 and the interim period ended March 31, 2006. Rule 11-02(c)(2)(i) indicates that pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the subsequent interim period. A pro forma condensed statement of income may be filed for the corresponding interim period of the preceding fiscal year. In view of this, explain why you believe your current presentation is appropriate.
Response:
We have revised the Registration Statement by adding a pro forma combined statement of operations for the three months ended March 31, 2007 to reflect the pro forma adjustments related to the offering for that period. Please see page F-65 of Amendment No. 3.
Notes to Unaudited Pro Forma Combined Statements of Operations, page F-65
3.	Please revise the last paragraph under Note A to disclose the number of shares of common stock you are offering for sale and the net proceeds you expect to receive from this offering.
Response:
We have revised the Registration Statement as requested. Please see page F-66 of Amendment No. 3.
4.	Please disclose within Note B how you determined the shares used in computing the basic and diluted pro forma earnings per share data. Note that the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period plus the shares being issued to effect the combination as if the combination had occurred on January 1, 2006.
Response:
We have revised the Registration Statement as requested. Please see page F-67 of Amendment No. 3.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 18, 2007

5.	We note in conjunction with the offering certain officers and employees will repay notes receivable due to you. Please disclose how you intend to use the cash received from the officers and employees and how you have reflected the use of these proceeds in your pro forma, as adjusted financial information. Similar disclosure should be presented with the capitalization table on page 36.
Response:
We have revised the Registration Statement as requested. Please see page 36 and the description of entry (h) on page F-67 of Amendment No. 3.
6.	At item (g) under the Note C you state that you are increasing interest expense for the write off of deferred loan costs associated with the repayment of debt. However, the adjustment identified as (g) on your pro forma combined statements of operations appears to actually decrease interest expense. Please revise your pro forma financial information to resolve this apparent inconsistency.
Response:
Pro forma adjustment (g) reflects a reduction in the amortization of capitalized loan fees and, therefore, pro forma interest expense assuming a portion of the offering proceeds had been used to repay the 2nd Lien Credit Facility for the period it was outstanding during 2006. We have revised the description in item (g) in Note C to clarify that pro forma adjustment (g) quantifies the effect on interest expense of the write-off of capitalized loan fees incurred in connection with our 2nd Lien Credit Facility assuming the repayment of this facility as if the offering had occurred on January 1, 2006. Please see page F-67 of Amendment No. 3.
7.	It does not appear that the adjustment described under item (g) to Note C would have a continuing impact on your statement of operations. Therefore, remove this adjustment from your pro forma statements of operations, or explain to us how you have met all the criteria set forth in Rule 11-02(b)(6) of Regulation S-X.
Response:
Please refer to our response to comment number 6 above. Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments be directly attributable to the transaction, have continuing effect, and be factually supportable. The repayment of a portion of our 2nd lien credit facility from proceeds of the offering is directly related to the offering, has the continuing effect of reducing amortization of such fees in future periods, and requires the write-off of capitalized loan fees since the portion repaid cannot be re-drawn under the facility’s terms.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 18, 2007

8.	At item (h) under Note C you state that you are reducing interest income resulting from the pro forma repayment and elimination of $13.03 million of Notes Receivable due from officers and employees. However, in your Capitalization table on page 36 you have only reduced this contra stockholders’ equity line item by $12.9 million. Please revise your document to resolve this inconsistency.
Response:
We have revised the Registration Statement as requested. Please see page F-67 of Amendment No. 3.
Engineering Comments
Notes to consolidated financial statements, page F-9
Note S. Supplementary information, page F-58
Reserve quantity information (unaudited), page F-58
9.	We note that the disclosure on page F-58 “except that future production costs exclude overhead charges for Company operated properties,” is inconsistent with that of your third party engineers on pages A-2 and B-2. Per our July 6, 2007 telephone discussion, please amend your document to remove this statement on page F-58 and elsewhere.
Response:
We have revised the Registration Statement as requested. Please see page F-58 of Amendment No. 3.
RESPONSES TO COMMENT LETTER DATED JULY 17, 2007
Form S-1/A-2 filed July 5, 2007
Compensation discussion and analysis, page 97
1.	We note that you use “the Mercer survey as a tool for the purposes of a ‘market check’ when establishing the base salary for [y]our named executive officers.” Please further explain what you mean by “market check” and discuss when such check is implemented.
Response:
We have revised the Registration Statement as requested. Please see page 98 of Amendment No. 3.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 18, 2007

Cash bonuses, page 100
2.	Please define in context the term “PV-10” and provide a cross-reference to a section of the filing where a more detailed discussion can be found.
Response:
We have revised the Registration Statement as requested. Please see pages 100 and 101 of Amendment No. 3.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 18, 2007

     Should the Staff have any questions or comments, please contact the undersigned at 432-683-7443 or T. Mark Kelly of Vinson & Elkins L.L.P. at 713-758-4592.

Very truly yours, CONCHO RESOURCES INC.
By:	/s/ David W. Copeland
David W. Copeland
Vice President, General Counsel and Secretary

cc:	Ms. Jenifer Gallagher (Commission)
Mr. Karl Hiller (Commission)
Ms. Carmen Moncada-Terry (Commission)
Mr. T. Mark Kelly (Vinson & Elkins L.L.P.)
Mr. Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Mr. W. Matthew Strock (Vinson & Elkins L.L.P.)
Mr. C. William Giraud, IV (Vinson & Elkins L.L.P.)
Mr. Gerald S. Tanenbaum (Cahill Gordon & Reindel LLP)
Mr. William S. Anderson (Bracewell & Giuliani LLP)